ENERGY TRANSFER PARTNERS, L.P.
2838 Woodside Street
Dallas, Texas 75204

January 25, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Stop 03-08
Washington, DC 20549

Re:
Form S-3 filed November 24, 2004, File No. 333-120770
Form 10-K, for the year ended August 31, 2004
Filed November 15, 2004
Amendment No. 1 to Form S-3 filed January 6, 2005, File No. 333-120770
Amendment No. 2 to Form S-3 filed January 14, 2005, File No. 333-120770

Ladies and Gentlemen:

     We have filed through EDGAR Amendment No. 3 (“Amendment No. 3”) to the above-referenced Form S-3 (the “S-3”).

     Set forth below are our responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 18, 2005. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. All page references are to Amendment No. 3 unless otherwise indicated. References to “we,” “us” and “our” herein refer to Energy Transfer Partners, L.P.

AMENDMENT NO. 2 TO FORM S-3 FILED JANUARY 14, 2005

1.	Please revise to specifically incorporate by reference both your Form 8-K’s filed on January 12, 2005 and Form 8-K filed January 10, 2005. See paragraph (a) of the Instructions to Item 12 of Form S-3.

Response: In response to the Staff’s comment, we have revised the S-3 to incorporate by reference our current reports on Form 8-K filed on September 23, 2004, October 25, 2004, November 1, 2004 (as amended on November 2, 2004), November 3, 2004, November 16, 2004, November 22, 2004, January 10, 2005, January 12, 2005, January 12, 2005 and January 19, 2005.

United States Securities and Exchange Commission
Division of Corporate Finance
January 25, 2005

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2004

2.
Please disclose the business reasons why you have deposits with derivative counterparties. Additionally, tell us your basis in GAAP for including the changes in deposits paid to derivative counterparties in the operating section of your Consolidated Statement of Cash Flows. We are unclear on why this item does not represent a financing activity. See paragraph 20(d) of SFAS 95.

Response: Energy Transfer Partners, L.P. (the “Partnership”) uses a combination of financial instruments including, but not limited to, futures, price swaps and basis trades to manage our exposure to market fluctuations in the prices of natural gas and natural gas liquids. The Partnership enters into these financial instruments with brokers who are clearing members with the New York Mercantile Exchange (the “NYMEX”) and directly with counterparties in the over-the-counter (the “OTC”) market and is subject to margin deposit requirements under the OTC agreements and NYMEX positions. The NYMEX requires brokers to obtain an initial margin deposit based on an expected volume of the trade when the financial instrument is entered into. This amount is paid to the broker by both counterparties of the financial instrument to protect the broker from default of one of the counterparties when the financial instrument settles. The Partnership also has maintenance margin deposits with certain counterparties in the OTC market. The payments on margin deposits occur when the value of a derivative(s) exceed(s) the Partnership’s pre-established credit limit with the counterparty. Margin deposits are returned to the Partnership on the settlement date.

Statement of Financial Accounting Standards No. 95 “Statement of Cash Flows”, as amended (SFAS 95), paragraph 18, defines a financing activity as “obtaining resources and providing a return, borrowing and repaying and obtaining and paying for other resources obtained from creditors on long term credit.” Paragraph 20(d) further states that “proceeds received from derivative instruments and distributions to counterparties of derivative instruments that include financing elements at in inception are to be considered cash flows from financing activities.” Footnote 4 of paragraph 14 of SFAS 95 also states that “cash flows from a derivative that is accounted for as a fair value or cash flow hedge may be classified in the same category as the cash flow from the items being hedged provided that the derivative instrument does not include an other-than-insignificant financing element at inception, other than a financing element inherently included in an at-the-market derivative instrument with no prepayments and that the accounting policy is disclosed.” The derivative instruments entered into by the Partnership do not include a financing element other than a financing element inherently included in an at-the-market derivative instrument with no prepayments, as described in footnote 8b of SFAS 95. The margin deposits are used by the brokers and counterparties as a mechanism to reduce their overall credit exposure, rather than representing a financing activity of the Partnership. Such margin deposits are short-term in nature and should be classified in the same category as the cash flows from the items being hedged.

We intend to include this disclosure in our future filings with the Commission.

United States Securities and Exchange Commission
Division of Corporate Finance
January 25, 2005

     If you have any questions or comments regarding legal matters, please contact Robert Burk at (918) 492-7272 or Thomas Mason of Vinson & Elkins L.L.P. at (713) 758-4539. If you have questions or comments regarding accounting matters, please contact the undersigned at (918) 492-7272.

Sincerely,

/s/ H. Michael Krimbill

H. Michael Krimbill